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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of September 1, 1999

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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                       LONDON STOCK EXCHANGE ANNOUNCEMENT

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Contact Name:
Philip Rosier

Tel. No:
01635-565583

Headline:
Generic Announcement

Announcement Body Information:

The annual general meeting of MERANT plc will be held on 16th September 1999. At the meeting, among other actions, the directors will be proposing the election of Barry X. Lynn as an additional non-executive director of the Company. Martin
C. Waters has expressed his desire to retire as a director following the conclusion of the annual general meeting.

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                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        MERANT plc
                                        (Registrant)


Date:  September 1, 1999                By: /s/ Kenneth A. Sexton
                                        ---------------------------------------
                                            Kenneth Sexton
                                            Chief Financial Officer